

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 21, 2025

Prem Watsa
Chairman and CEO
Fairfax Financial Holdings Limited
95 Wellington Street West, Suite 800
M5J 2N7
Toronto, Ontario

>   **Re: Fairfax Financial Holdings Limited**
>   **Registration Statement on Form F-4**
>   **Filed March 14, 2025**
>   **File No. 333-285834**

Dear Prem Watsa:

      This is to advise you that we have not reviewed and will not review your registration statement.

      Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please contact Robert Arzonetti at 202-551-8819 with any questions.

                Sincerely,

                Division of Corporation Finance
                Office of Finance

cc: Chris Bornhorst